Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 1 DATED NOVEMBER 3, 2017
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Promissory Grid Note.

Sixth Amended and Restated Promissory Grid Note

On October 31, 2017, we entered into a Sixth Amended and restated Promissory Grid Note (the “Sixth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Sixth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Sixth Amended and Restated Promissory Grid Note. The Sixth Amended and Restated Promissory Note replaces the earlier Fifth Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of July 31, 2017.

Availability

The Sixth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Sixth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 31, 2017, there were seven (7) other similar promissory grid notes outstanding.

Collateral

The Sixth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Sixth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Sixth Amended and Restated Promissory Grid Note is due and payable on January 31, 2019.

Purpose

While there are no restrictions on the use of the proceeds received under the Sixth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Sixth Amended and Restated Promissory Grid Note does not purport to be complete.